Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3, No. 333-xxxxx) and related Prospectus of Delphi Financial Group, Inc. for the registration of 307,944 shares of its common stock and to the incorporation by reference therein of our reports dated February 23, 2006, with respect to the consolidated financial statements and schedules of Delphi Financial Group, Inc., Delphi Financial Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Delphi Financial Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Philadelphia, Pennsylvania
August 15, 2006